EXHIBIT 99.1

2022 First Quarter

Shareholder Report

Contents
MD&A
1.0 Preface	2
2.0 Caution regarding forward-looking statements	2
3.0 Our business	4
4.0 Strategy	8
5.0 Operating results	9
6.0 Financial condition	17
7.0 Cash flows	19
8.0 Liquidity and capital resources	21
9.0 Legal proceedings	25
10.0 Outlook	25
11.0 Financial risk management	25
12.0 Critical accounting estimates and judgments	26
13.0 Accounting policies and new accounting standards not yet applied	27
14.0 Internal control over financial reporting	28
15.0 Risks and uncertainties	28
16.0 Definition and reconciliation of non-GAAP financial measures	29

Condensed interim consolidated financial statements	35

Notes to the condensed interim consolidated financial statements	39

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three months ended April 3, 2022. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2022, and the related notes, and with our MD&A for the year ended January 2, 2022 (2021 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to May 4, 2022, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2022 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on May 4, 2022.

The unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2022 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2021 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy”, "Operating results", “Liquidity and capital resources - Long-term debt and net debt”, “Outlook”, “Financial risk management”, and “Risk and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A and of the 2021 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document and the 2021 Annual MD&A, including certain assumptions relating to the three-year financial outlook referenced in this MD&A and the 2021 Annual MD&A under the section “Gildan Sustainable Growth Strategy”.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, and social distancing measures, and the pace of mass vaccination campaigns;

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MANAGEMENT'S DISCUSSION AND ANALYSIS

•	changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impacts of the COVID-19 pandemic and the appearance of COVID variants, the current high inflationary environment and the ongoing Russia-Ukraine conflict and war;
•	our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•	the intensity of competitive activity and our ability to compete effectively;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit to minimum quantity purchases;
•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels;
•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•	the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•	disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•	the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•	compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•	the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•	negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•	changes in third-party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•	an actual or perceived breach of data security;
•	our reliance on key management and our ability to attract and/or retain key personnel;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold in large quantities to wholesale imprintables distributors in North America, Europe, Asia-Pacific, and Latin America, as well as to national accounts in North America comprised of large corporate customers which include mass merchants, global lifestyle brand companies, screenprinters and embellishers, and various brick and mortar and/or online retailers.

Manufacturing and operating as a socially and environmentally responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling essentially all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers

The products we manufacture and sell are marketed under Company brands or under private or exclusive customers' brands. Our portfolio comprises primarily of the Gildan®, American Apparel®, Comfort Colors®, GoldToe®, and Peds® brands. We also sell sock products under the Under Armour® brand through a sock licensing agreement for exclusive distribution in the United States and Canada.

Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2021, activewear sales accounted for 81% of total net sales and the hosiery and underwear sales category accounted for 19% of total net sales.

We sell our activewear products in large quantities primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos. We also sell activewear products in blank form to national accounts in North America comprised of global lifestyle brand companies, large screenprinters and embellishers, licensed sports apparel companies and retailers, including mass merchants, craft stores, online retailers, department stores and dollar stores. Our customers sell our products under our own brands or their own private or exclusive brands. Our activewear products are ultimately sold into a highly diversified range of end-use markets and channels of distribution, including corporate and promotional product distributors, event, travel and tourism merchandisers, athletic dealers, educational and charitable organizations, entertainment promoters, on-line digital printers, as well as brick and mortar and online retailers.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We sell underwear and socks for men, ladies, and kids in large quantities to national accounts in North America comprised of brick and mortar and/or online retailers, including mass merchants, sports specialty stores, department stores and national chains, food and drug retailers, dollar stores, price clubs, as well as global lifestyle brand companies.

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands

Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®, Alstyle®, GoldToe®
Hosiery(1)	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(2), sheer panty hose(3), tights(3), and leggings(3)	Gildan®, Under Armour®(4), GoldToe®, PowerSox®, Signature Gold by Goldtoe®, Peds®, MediPeds®, , Therapy Plus®, All Pro®, Secret®(5), Silks®(5), Secret Silky®, American Apparel®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
Intimates(1)	ladies' shapewear, intimates, and accessories	Secret®(5), Secret Silky®

(1) The Company is planning to exit the sheer panty hose, tights, leggings, ladies shapewear, intimates, and accessories products, marketed under the Secret®, Silks®, Secret Silky® and Therapy Plus® brands.

(2) Applicable only to Therapy Plus® and MediPeds®.

(3) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

(4) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.

(5) Secret® and Silks® are registered trademarks in Canada.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity across our manufacturing network, including a significant expansion in Bangladesh for the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. Construction of the first plant is currently underway. The incremental capacity is expected to service both North American and international markets.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities)(4) ■ Mayodan, NC(4) ■ Stoneville, NC(4) ■ Cedartown, GA
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (4 facilities)	■ Dominican Republic (2 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras

(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.

(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, and other regions in Central America, to satisfy the remainder of our sewing requirements.

(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

(4) Acquired as part of the acquisition of Frontier Yarns, effective December 10, 2021.

3.2.3 Environmental, Social and Governance (ESG) Program

ESG is core to Gildan’s long-term business strategy and has long-been a key element of success. As one of the most vertically integrated manufacturers in the apparel industry, producing the vast majority of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our ESG practices consistently across our operations.

The Company's ESG program is overseen centrally and the execution of the program is managed by dedicated teams of skilled professionals located in the regions where we operate. Our Board of Directors’ Corporate Governance and Social Responsibility Committee, composed of independent directors, has the specific responsibility of overseeing Gildan’s policies and practices in areas relevant to the environment, labour and human rights, health and safety, and other sustainability issues, including community engagement and stakeholder relations.

Building on a strong foundation of best-in-class ESG practices, at the beginning of 2022, the Company unveiled its “Next Generation ESG” strategy, an enhanced framework designed to deliver meaningful advancements by 2030 in key areas related to Climate, Energy, and Water; Circularity; Human Capital Management; Long-Term Value Creation; and Transparency and Disclosure. Under this strategy, Gildan seeks to tackle global environmental and social priorities aimed at improving the lives of people who make Gildan garments, further protecting the environment, empowering neighboring communities, and increasing the sustainability of products delivered to customers worldwide.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's targets and objectives in the five key focus areas of its Next Generation ESG strategy are as follows:

•	Climate, Energy, and Water

Gildan is committed to continuing its fight against climate change by paving the way towards a low carbon future, with a goal of reducing its scope 1 and 2 greenhouse gas (GHG) emissions by 30% by 2030[1] aligned with the Science Based Targets initiative (SBTi) and the level of decarbonization required to meet the goals of the Paris Agreement. To that effect, Gildan has signed the SBTi commitment letter, joining companies worldwide in following a science-based approach in reducing carbon emissions. Gildan is also committed to addressing water related risks linked to climate change. The Company plans to further invest in water efficiency and implement additional water reducing, reusing, and recycling options in its operations with the goal to reduce water intensity (usage/withdrawal per kilogram produced) by 20% by 20301.

•	Circularity

Gildan is committed to fostering a circular economy to reduce its environmental impact and intends to source more sustainable and transparent raw materials and enhance sustainable waste management initiatives. This will include sourcing 100% sustainable cotton by 2025 and 30% recycled polyester or alternative fibers and/or yarns by 2027. The Company also plans to achieve zero manufacturing waste by 2027 and to use 75% recycled or sustainable packaging and trim materials by 2027.

•	Human Capital Management

The Company will continue ensuring human rights are respected in its supply chain. Gildan will also push health and safety performance to new standards by working to improve employee safety and reducing workplace risks across its operations. To achieve this, Gildan plans to attain the ISO 45001 certification at all its Company-owned and operated facilities by 2028.

On diversity, equity, and inclusion, the Company set a first-time goal to improve gender parity. While Gildan has already attained gender parity globally at the manager level and below, by 2027 it is targeting to achieve gender parity within the employee group encompassing director level and above.

•	Long-Term Value Creation

Gildan is committed to positively impacting economic development in regions where the Company operates with meaningful community engagement. Gildan intends to incrementally increase allocation of capital towards purposeful and value-driven projects in regions where the Company operates and plans to gradually reach a contribution of 1% of its pre-tax earnings by 2026. In parallel, the Company will also engage one of its most important stakeholders, its people, and continue to facilitate and encourage employee volunteerism at all levels to further deepen local impact.

•	Transparency and Disclosure

A key part of Gildan’s accountability in reaching these targets will be to transparently share the journey with stakeholders. To that effect, Gildan plans to further enhance and strengthen its ESG disclosure across all its areas of focus, effectively allowing stakeholders to make more informed ESG-focused decisions and maintaining a high degree of trust and understanding of Gildan.

In 2022, Gildan is planning to further enhance alignment to the TCFD framework through a subsequent disclosure in a stand-alone report, which will detail Gildan’s climate-related governance, strategy, risk management and metrics, and targets.

Please visit www.GildanRespects.com for more information on our ESG program and a more detailed discussion of our accomplishments in ESG.

1 Compared to a 2018 baseline

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MANAGEMENT'S DISCUSSION AND ANALYSIS

3.2.4 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., as well as a large distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate

We currently employ over 50,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed by investing significantly over time, are key competitive strengths and differentiators from our competition.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Finally, although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

4.0 STRATEGY

Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and through leading ESG practices will position us well to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to significantly expand our global production capacity to support projected sales growth in 2022 and beyond.

To this end, over the course of 2021, we added and continue to add incremental textile and sewing capacity in our manufacturing hubs in Central America and the Dominican Republic, which has started to ramp up. Further, in December 2021, the Company purchased one of its yarn suppliers, Frontier Yarns, adding four yarn-spinning facilities in North Carolina to its already significant yarn manufacturing base. The acquisition of Frontier Yarns will allow Gildan to build on its global vertically integrated supply chain through further internalizing yarn production, and is expected to support incremental yarn needs for Gildan’s textile capacity expansion plans in Central America and the Dominican Republic. Additionally, the Company is executing on the first phase of development of a large manufacturing complex in Bangladesh, specifically the first large-scale vertically integrated textile and sewing facility of the project.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increasing speed-to-market, driving operational efficiencies and reducing our environmental footprint.

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our manufacturing and product-development processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques and ESG-friendly product attributes. Further investments will also be allocated to leverage digital tools, predictive analytics and artificial intelligence to better inform and accelerate decision-making across the organization, streamline systems and processes, enhance planning and forecasting and market research.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and continued progress to enhance our value proposition to all our stakeholders.

With the launch of our Next Generation ESG strategy and the introduction of new long-term ESG targets, we are heightening ESG efforts across the organization. Initiatives under our strategy are aimed at reducing our carbon footprint, and water intensity (usage/withdrawal per kilogram produced), and fostering a circular economy, while driving increased operational efficiencies. Additional initiatives build on supporting economic development in regions where we operate, ensuring strong respect of human rights and high health and safety standards throughout our supply chain. Further, we will be increasing investment in our people, driving diversity and inclusion across our operations and enhancing ESG disclosure and transparency. All important areas of focus as we build on what is already a strong ESG proposition for all stakeholders.

5.0 OPERATING RESULTS

Impact of COVID-19 pandemic and other developments

Throughout 2021, we saw a strong economic rebound since the on-set of the COVID-19 pandemic in 2020 alongside rapid vaccine deployment and the lifting of containment measures that were implemented to limit the spread of the virus. Activity in many sectors picked up with the gradual resumption of sports, in-person schooling as well as the return of many large events. The Company’s revenues and earnings recovered steadily and returned to above pre-pandemic levels of performance by the second half of 2021, largely driven by the recovery in the North American market.

Throughout the first quarter we saw strong demand for our activewear products in North America. More recently, while we have seen some deceleration in sell-through tied to broader economic considerations, overall demand for activewear remains healthy. Similarly, we have also started to see some sell-through slowing for certain products in the hosiery and underwear category that could be related to broader economic factors, including the impact of the non-recurrence of stimulus and other support payments which consumers received last year. Although demand in North America has returned to healthy levels, the recovery outside of North America remains weak. In addition, the Russia-Ukraine war is creating uncertainties and dampening the global economic outlook. While our International revenue streams are largely tied to Western European and Asian markets, with essentially no exposure to Russian markets, it is difficult to predict the broader impact the geopolitical situation and economic factors may have on global economies. Notwithstanding all these factors, we believe our vertically-integrated manufacturing model reinforces our positioning to manage through various headwinds impacting the current market landscape, including global supply chain disruptions, inflationary pressures, tightness in raw material inputs and inventories, as well as labour shortages which we continue to monitor as we move forward. Overall, we are pleased with the start to the year and the progress we can make in 2022 as we move forward with the GSG strategy described in section 4 of this MD&A.

5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating performance and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, and adjusted EBITDA to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that

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MANAGEMENT'S DISCUSSION AND ANALYSIS

could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors on the Company’s financial performance and financial condition. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Apr 3, 2022	Jan 2, 2022	Oct 3, 2021	Jul 4, 2021	Apr 4, 2021	Jan 3, 2021	Sep 27, 2020	Jun 28, 2020

Net sales	774.9	784.3	801.6	747.2	589.6	690.2	602.3	229.7
Net earnings (loss)	146.4	173.9	188.3	146.4	98.5	67.4	56.4	(249.7)
Net earnings (loss) per share:
Basic(1)	0.77	0.90	0.95	0.74	0.50	0.34	0.28	(1.26)
Diluted(1)	0.77	0.89	0.95	0.74	0.50	0.34	0.28	(1.26)
Weighted average number of shares outstanding (in ‘000s):
Basic	189,344	193,841	197,334	198,464	198,418	198,362	198,257	198,201
Diluted	190,214	194,760	198,059	199,050	198,582	198,403	198,304	198,201

(1) Quarterly EPS may not add to year-to-date EPS due to rounding.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition

Fiscal 2020 was an unprecedented year due to the significant effects of the COVID-19 pandemic on global economies. Consequently, our results of operations for the year ended January 3, 2021 were negatively affected by the significant downturn in demand. In conjunction with economic activity which started to recover in the second half of 2020, our sales and results of operations began to improve. Throughout 2021, the economic recovery strengthened alongside rapid vaccine deployment and the Company’s revenues and earnings recovered steadily and returned to above pre-pandemic levels of performance by the second half of 2021.

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global

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MANAGEMENT'S DISCUSSION AND ANALYSIS

supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5 entitled “Restructuring and acquisition-related (recovery) costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. As part of our Back to Basics strategy, in the second and fourth quarters of fiscal 2020, as well as in the first and fourth quarters of fiscal 2021, we recorded charges of $26 million and $32 million, as well as, $1 million and $8 million, respectively, related to our strategic initiatives to significantly reduce our product line SKU base. Subsection 5.4.4 entitled "Impairment of trade accounts receivable" in this MD&A contains a discussion of allowances for expected credit losses, including a net recovery in the impairment of trade accounts receivable totaling $5 million during the last three quarters of fiscal 2020 and $3 million in fiscal 2021. In the fourth quarter of fiscal 2021, the Company reported a reversal of impairment of $32 million (net of specific asset write-offs) relating to our Hosiery cash-generating unit (CGU). In addition, we refer the reader to Section 5.0 of the fiscal 2021 annual MD&A (in particular, the discussion in the subsection entitled “Impact of COVID-19 pandemic and other developments") for more details regarding the impact of the pandemic on our business and certain initiatives that we took in 2020 which significantly affected our results for that year. Our results of operations over the past six fiscal quarters also include net insurance gains resulting from accrued insurance recoveries for the Company’s claims for losses relating to the two hurricanes in Central America in November 2020 (Q4 2020: $10 million; Q1 2021: $6 million; Q2 2021: $13 million; Q3 2021: $30 million; and Q1 2022: $0.3 million).

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.3 Select financial information

	Three months ended
			Variation
(in $ millions, except per share amounts or otherwise indicated)	Apr 3, 2022	Apr 4, 2021	$	%

Net sales	774.9	589.6	185.3	31.4%
Gross profit	240.4	188.5	51.9	27.5%
Adjusted gross profit(1)	239.1	183.5	55.6	30.3%
SG&A expenses	80.5	73.4	7.1	9.7%
Impairment (Reversal of impairment) of trade accounts receivable	0.5	(0.2)	0.7	n.m.
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5	(4.3)	n.m.
Operating income	162.2	113.8	48.4	42.5%
Adjusted operating income(1)	158.1	110.3	47.8	43.3%
Adjusted EBITDA(1)	191.6	145.8	45.8	31.4%
Financial expenses	7.0	10.8	(3.8)	(35.2)%
Income tax expense	8.8	4.4	4.4	100.0%
Net earnings	146.4	98.5	47.9	48.6%
Adjusted net earnings (1)	144.3	95.0	49.3	51.9%
Basic EPS	0.77	0.50	0.27	54.0%
Diluted EPS	0.77	0.50	0.27	54.0%
Adjusted diluted EPS(1)	0.76	0.48	0.28	58.3%
Gross margin(2)	31.0%	32.0%	n/a	(1.0) pp
Adjusted gross margin(1)	30.9%	31.1%	n/a	(0.2) pp
SG&A expenses as a percentage of net sales(3)	10.4%	12.4%	n/a	(2.0) pp
Operating margin(4)	20.9%	19.3%	n/a	1.6 pp
Adjusted operating margin(1)	20.4%	18.7%	n/a	1.7 pp

			Variation
	Apr 3, 2022	Jan 2, 2022	$	%
Total assets	3,349.8	3,136.7	213.1	6.8%
Total non-current financial liabilities	845.0	600.0	245.0	40.8%
Net debt(1)	829.3	529.9	299.4	56.5%
Quarterly cash dividend declared per common share	0.169	0.154	n/a	n/a
Net debt leverage ratio(1)	1.0	0.7	n/a	n/a

n.m. = not meaningful

n/a = not applicable

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) Gross margin is defined as gross profit divided by net sales.

(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.

(4) Operating margin is defined as operating income divided by net sales.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Operating review

5.4.1 Net sales

	Three months ended
			Variation
(in $ millions, or otherwise indicated)	Apr 3, 2022	Apr 4, 2021	$	%

Activewear	667.3	484.6	182.7	37.7%
Hosiery and underwear(1)	107.6	105.0	2.6	2.5%
Total net sales	774.9	589.6	185.3	31.4%

(1) Also includes intimates and other fringe products.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The activewear sales increase was largely driven by volume and net selling price increases, which had equivalent impacts, and to a lesser extent by favorable product-mix driven by strong performance in fleece and sales of ring spun products. Activewear volume growth reflected strong demand in North American markets, particularly in the distributor channel, partly offset by lower international shipments due to ongoing demand weakness in Europe and Asia. The overall increase in North American distributor activewear shipments in the quarter reflected higher sell-through driven by the continued recovery of large events, travel and other end use markets. Volume growth with distributors was also due to our ability to better service seasonal inventory requirements and support growth given our improved production levels compared to last year. Higher net selling prices included the impact of base price increases, which were implemented starting in the fourth quarter last year, as well as lower-year-over-year promotional discounting. In the hosiery and underwear category, higher sales were mainly driven by higher selling prices.

5.4.2 Gross profit and adjusted gross profit

	Three months ended
(in $ millions, or otherwise indicated)	Apr 3, 2022	Apr 4, 2021	Variation

Gross profit	240.4	188.5	51.9
Adjustment for:
Impact of strategic product line initiatives(1)	(1.0)	1.2	(2.2)
Net insurance gains(1)	(0.3)	(6.2)	5.9
Adjusted gross profit(2)	239.1	183.5	55.6
Gross margin	31.0%	32.0%	(1.0) pp
Adjusted gross margin(2)	30.9%	31.1%	(0.2) pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Gross profit and adjusted gross profit were up 28% and 30%, respectively, over the prior year, driven primarily by the strong growth in sales. Gross margin of 31.0% and adjusted gross margin of 30.9% were down year-over year by 100 and 20 basis points, respectively, due to a 300 basis point impact related to the non-recurrence of a one-time USDA payment in connection to its Pandemic Assistance for Cotton Users (PACU) program. Excluding the 300 basis point one-time cotton subsidy benefit in the prior year, adjusted gross margin improved by 280 basis points due to higher net selling prices and favourable product mix which more than offset the impact of higher fiber costs, as well as inflationary pressures on other manufacturing costs which we expect will increase over the balance of the year. The gross margin change in the quarter was also impacted by lower net insurance gains compared to the first quarter of 2021.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended
(in $ millions, or otherwise indicated)	Apr 3, 2022	Apr 4, 2021	Variation

SG&A expenses	80.5	73.4	7.1
SG&A expenses as a percentage of net sales	10.4%	12.4%	(2.0) pp

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in SG&A expenses for the first quarter was primarily due to higher volume-driven distribution expenses and the impact of inflation on overall costs. The year-over-year 200 basis point improvement in SG&A expenses as a percentage of net sales reflected the benefit of volume leverage and our continued focus on cost management which more than offset the inflationary cost pressures.

5.4.4 Impairment of trade accounts receivable

For the three months ended April 3, 2022, the impairment of trade accounts receivable was $0.5 million, compared to a reversal of impairment of trade accounts receivable of $0.2 million for the three months ended April 4, 2021. The impairment of trade accounts receivable for the three months ended April 3, 2022 is mainly related to an increase in trade accounts receivable balances. For the three months ended April 4, 2021, the reversal of impairment of trade accounts receivable of $0.2 million was due to a slight decrease in expected credit loss rates.

5.4.5 Restructuring and acquisition-related (recovery) costs

	Three months ended
(in $ millions)	Apr 3, 2022	Apr 4, 2021	Variation

Employee termination and benefit costs	0.6	—	0.6
Exit, relocation and other costs	0.4	1.7	(1.3)
Net gain on disposal and write-downs of property, plant and equipment, right-of-use assets and software related to exit activities	(3.9)	(0.2)	(3.7)
Acquisition-related transaction costs	0.1	—	0.1
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5	(4.3)

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related recovery for the three months ended April 3, 2022 mainly related to a gain of $3.4 million on the sale of a former manufacturing facility in Mexico, partly offset by $0.6 million in employee termination and benefit costs related to the pending closure of a distribution centre in the U.S. Restructuring and acquisition-related costs for the three months ended April 4, 2021 mainly related to the completion of previously initiated restructuring activities.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.6 Operating income and adjusted operating income

	Three months ended
(in $ millions, or otherwise indicated)	Apr 3, 2022	Apr 4, 2021	Variation

Operating income	162.2	113.8	48.4
Adjustments for:
Restructuring and acquisition-related (recovery) costs(1)	(2.8)	1.5	(4.3)
Impact of strategic product line initiatives	(1.0)	1.2	(2.2)
Net insurance gains(1)	(0.3)	(6.2)	5.9
Adjusted operating income (2)	158.1	110.3	47.8
Operating margin	20.9%	19.3%	1.6 pp
Adjusted operating margin(2)	20.4%	18.7%	1.7 pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in operating and adjusted operating income was primarily driven by higher sales, as well as higher operating margins driven by SG&A leverage. The increase in operating income also included the benefit of a restructuring and acquisition-related recovery of $2.8 million in the first quarter of 2022 compared to restructuring and acquisition-related costs of $1.5 million in the same period last year.

5.4.7 Financial expenses, net

	Three months ended
(in $ millions)	Apr 3, 2022	Apr 4, 2021	Variation

Interest expense on financial liabilities recorded at amortized cost	3.8	6.4	(2.6)
Bank and other financial charges	1.8	3.3	(1.5)
Interest accretion on discounted lease obligations	0.8	0.7	0.1
Foreign exchange loss	0.6	0.5	0.1
Financial expenses, net	7.0	10.9	(3.9)

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three months ended April 3, 2022, the decrease in interest expense compared to the corresponding period last year was mainly due to lower average borrowing levels, as the Company fully repaid its $400 million unsecured two-year term loan on April 20, 2021. The decrease in bank and other financial charges for the three months ended April 3, 2022 is mainly due to fees incurred last year in connection with the amendments made in June 2020 to the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes. Foreign exchange losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.8 Income taxes

The Company’s average effective income tax rate is calculated as follows:

	Three months ended
(in $ millions, or otherwise indicated)	Apr 3, 2022	Apr 4, 2021	Variation

Earnings before income taxes	155.2	103.0	52.2
Income tax expense	8.8	4.4	4.4
Average effective income tax rate	5.7%	4.3%	1.4 pp

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The increase in the income tax expense for the three months ended April 3, 2022 compared to the same period last year was mainly due to higher earnings, and a $2 million tax expense related to the disposal of assets at our former manufacturing facilities in Mexico.

5.4.9 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended
(in $ millions, except per share amounts)	Apr 3, 2022	Apr 4, 2021	Variation

Net earnings	146.4	98.5	47.9
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5	(4.3)
Impact of strategic product line initiatives	(1.0)	1.2	(2.2)
Net insurance gains	(0.3)	(6.2)	5.9
Income tax expense relating to the above-noted adjustments	2.0	—	2.0
Adjusted net earnings (1)	144.3	95.0	49.3

Basic EPS	0.77	0.50	0.27
Diluted EPS	0.77	0.50	0.27
Adjusted diluted EPS(1)	0.76	0.48	0.28

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The significant increase in net earnings and adjusted net earnings for the first quarter of 2022 compared to the same period in the prior year was mainly due to the increase in operating income and adjusted operating income.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Apr 3, 2022	Jan 2, 2022	Variation

Cash and cash equivalents	121.6	179.2	(57.6)
Trade accounts receivable	460.7	330.0	130.7
Inventories	889.5	774.4	115.1
Prepaid expenses, deposits and other current assets	181.7	163.7	18.0
Accounts payable and accrued liabilities	(439.4)	(440.4)	1.0
Income tax payable	(11.2)	(7.9)	(3.3)
Current portion of lease obligations	(14.6)	(15.3)	0.7
Dividends payable	(32.0)	—	(32.0)
Total working capital(1)	1,156.3	983.7	172.6
Current ratio(2)	3.3	3.1	n.m.

n.m. = not meaningful

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) Current ratio is defined as current assets divided by current liabilities.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•	The decrease in cash and cash equivalents mainly reflects share repurchases under the Company's NCIB program, as well as cash outflows from operating activities due to increases in working capital, and capital expenditures, which were mostly offset and financed by increases in amounts drawn under our revolving long-term bank credit facilities.

•	The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of a seasonal increase in sales, as well as a seasonally lower offset for accruals for sales discounts in trade accounts receivable mainly relating to the payout of annual rebate programs subsequent to the end of fiscal 2021.

•	The increase in inventories was mainly due to seasonal increases in activewear and hosiery unit volumes, as well as increases in raw material and work-in-progress volumes to support planned increases in production.

•	Prepaid expenses, deposits and other current assets are higher mainly due to an increase in the fair value of derivative financial instrument assets.

•	Working capital was $1,156 million as at April 3, 2022, compared to $984 million as at January 2, 2022. The current ratio at the end of the first quarter of fiscal 2022 was 3.3, compared to 3.1 at the end of fiscal 2021.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, January 2, 2022	985.1	92.4	306.6	283.8
Capital additions	43.4	1.3	1.7	—
Depreciation and amortization	(25.5)	(3.9)	(4.8)	—
Net carrying amounts of disposals	(1.0)	—	—	—
Balance, April 3, 2022	1,002.0	89.8	303.5	283.8

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•	Additions in property, plant and equipment is mainly due to expenditures related to the expansion of textile and sewing manufacturing operations.

•	The decrease in right-of-use assets mainly reflects the impact of depreciation, partially offset by manufacturing and distribution facility lease renewals entered into during the three months ended April 3, 2022.

•	Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $5 million.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Apr 3, 2022	Jan 2, 2022	Variation

Deferred income tax assets	13.7	17.7	(4.0)
Other non-current assets	3.5	3.8	(0.3)
Long-term debt	(845.0)	(600.0)	(245.0)
Lease obligations	(91.3)	(93.8)	2.5
Other non-current liabilities	(58.9)	(59.9)	1.0

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•	See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•	The decrease in lease obligations mainly reflects the payments made during the fiscal year, partially offset by the impact of manufacturing and distribution facility lease renewals entered into during the three months ended April 3, 2022.

•	Other non-current liabilities include provisions and employee benefit obligations.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended
(in $ millions)	Apr 3, 2022	Apr 4, 2021	Variation

Net earnings	146.4	98.5	47.9
Adjustments for:
Depreciation and amortization	33.5	35.6	(2.1)
Non cash restructuring recovery related to property, plant and equipment, right-of-use assets, and computer software	(3.9)	(0.2)	(3.7)
Insurance recovery gain, net of loss on disposal of property, plant and equipment	(2.4)	(7.6)	5.2
Share-based compensation	7.4	7.8	(0.4)
Other	3.8	(9.9)	13.7
Changes in non-cash working capital balances	(236.3)	(103.7)	(132.6)
Cash flows (used in) from operating activities	(51.5)	20.5	(72.0)

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•	Cash flows used in operating activities were $52 million for the three months ended April 3, 2022, compared to cash flows from operating activities of $21 million in the corresponding period last year. The change was mainly due to the impact of a higher increase in non-cash working capital, as explained below, partially offset by higher net earnings.

•	Non-cash working capital increased by $236 million during the three months ended April 3, 2022, compared to an increase of $104 million during the three months ended April 4, 2021, mainly due to a higher increase in trade accounts receivable and inventories, partially offset by a decrease in prepaid expenses, deposits and other current assets in Q1 2022 (excluding increases in the fair value of derivative hedges) compared to an increase in the same period last year.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

7.2 Cash flows from (used in) investing activities

	Three months ended
(in $ millions)	Apr 3, 2022	Apr 4, 2021	Variation

Purchase of property, plant and equipment	(32.1)	(12.8)	(19.3)
Purchase of intangible assets	(1.9)	(0.3)	(1.6)
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	—	30.0	(30.0)
Cash flows (used in) from investing activities	(34.0)	16.9	(50.9)

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•	Cash flows used in investing activities were $34 million for the three months ended April 3, 2022, compared to cash flows from investing activities of $17 million in the corresponding period last year. The change was mainly due to higher capital expenditures and the non-recurrence of insurance proceeds relating to damaged property plant equipment due to the 2020 hurricanes in Central America which were received in the first quarter of 2021.

•	Capital expenditures[2] for the three months ended April 3, 2022 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

7.3 Free cash flow

	Three months ended
(in $ millions)	Apr 3, 2022	Apr 4, 2021	Variation

Cash flows (used in) from operating activities	(51.5)	20.6	(72.1)
Cash flows (used in) from investing activities	(34.0)	17.0	(51.0)
Adjustment for:
Business acquisitions	—	—	—
Free cash flow(1)	(85.5)	37.6	(123.1)

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•	The year-over-year decrease in free cash flow of $123 million for the three months ended April 3, 2022 was mainly due to the lower operating cash flows of $72 million, as well as higher capital expenditures compared to the same period last year (Q1 2021 included insurance proceeds which more than offset the capital expenditures in that period).

2 Capital expenditures include purchases of property, plant & equipment and intangible assets.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

7.4 Cash flows from (used in) financing activities

	Three months ended
(in $ millions)	Apr 3, 2022	Apr 4, 2021	Variation

Increase in amounts drawn under revolving long-term bank credit facility	245.0	—	245.0
Payment of lease obligations	(4.6)	(5.0)	0.4
Proceeds from the issuance of shares	1.3	0.3	1.0
Repurchase and cancellation of shares	(204.7)	—	(204.7)
Share repurchases for settlement of non-Treasury RSUs	(5.7)	(1.8)	(3.9)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(4.1)	—	(4.1)
Cash flows from (used in) financing activities	27.2	(6.5)	33.7

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•	Cash flows from financing activities for the three months ended April 3, 2022 mainly reflected cash inflows of $245 million from funds drawn on our long-term bank credit facilities, largely offset by the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.7 of this MD&A. The cash dividend that was declared by the Company during the first quarter of fiscal 2022 did not impact cash flows from financing activities during the quarter, as it was only payable subsequent to quarter end. For the three months ended April 4, 2021, cash flows used in financing activities mainly reflected the payments made during the period on lease obligations. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework

Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a fiscal year-end net debt leverage target ratio[3] of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which we believe will provide an efficient capital structure and a framework within which we can execute on our capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital and projected capital expenditures averaging 6% to 8% of annual sales, as well as our annual dividend policy and continued share repurchases in line with our leverage framework and value considerations. Refer to note 26 of the audited annual consolidated financial statements for the year ended January 2, 2022 for a discussion on the Company’s liquidity risk.

3 This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

QUARTERLY REPORT - Q1 2022 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.2 Long-term debt and net debt

The Company's long-term debt as at April 3, 2022 is described below:

		Principal amount
(in $ millions, or otherwise indicated)	Effective interest rate (1)	Apr 3, 2022	Jan 2, 2022	Maturity date

Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	1.3%	245.0	—	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	2.1%	300.0	300.0	June 2026
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100.0	100.0	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(5)	2.7%	50.0	50.0	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100.0	100.0	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(5)	2.9%	50.0	50.0	August 2026
		845.0	600.0
(1)	Represents the annualized effective interest rate for the three months ended April 3, 2022, including the cash impact of interest rate swaps, where applicable.
(2)	LIBOR advances at variable U.S. LIBOR-based interest rates or SOFR advances at Adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)	The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate or to the Adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $45.7 million (January 2, 2022 - $51.1 million) has been committed against this facility to cover various letters of credit.
(4)	The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate or to the Adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and their amendments).
(5)	The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022. In June 2021, the Company amended its unsecured term loan of $300 million to extend the maturity date from April 2025 to June 2026.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, the Company transitioned its revolving facility into a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, commencing in 2023. The amendments also replace LIBOR references by Term Secured Overnight Financing Rate (‘‘Term SOFR’’). Revolving facility advances made prior to these amendments continue to apply LIBOR rates until the end of their term.

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

The Company applied the IFRS 9 interest rate benchmark reform practical expedient for amendments required by the interest rate reform to the revolving-long term bank credit facility, term loan and related interest rate swap agreements. The Company continues to have discussions with its lenders to amend its existing unsecured notes agreement to include LIBOR fallback provisions.

The Company was in compliance with all financial covenants at April 3, 2022 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

QUARTERLY REPORT - Q1 2022 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions)	Apr 3, 2022	Jan 2, 2022

Long-term debt	845.0	600.0
Bank indebtedness	—	—
Lease obligations	105.9	109.1
Total debt(1)	950.9	709.1
Cash and cash equivalents	(121.6)	(179.2)
Net debt(1)	829.3	529.9

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at April 3, 2022 was 1.0 times (0.7 times at January 2, 2022). The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Apr 3, 2022	Jan 2, 2022

Adjusted EBITDA for the trailing twelve months(1)	772.6	726.8
Adjustment for:
Business acquisitions	18.5	22.8
Pro-forma adjusted EBITDA for the trailing twelve months	791.1	749.6
Net debt(1)	829.3	529.9
Net debt leverage ratio(1)(2)	1.0	0.7

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.2 at April 3, 2022.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility agreement and its amendments) vary from the definition of the Company’s non-GAAP ratio and non-GAAP financial measures “net debt leverage ratio” and “adjusted EBITDA” respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure, and EBITDA as calculated in the loan and note agreements was also impacted by certain provisions applicable during the covenant relief period. As a result of these differences, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 1.2 at the end of the first quarter of fiscal 2022.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

QUARTERLY REPORT - Q1 2022 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.3 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth the maturity of our contractual obligations by period as at April 3, 2022.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	439.4	439.4	439.4	—	—	—
Long-term debt	845.0	845.0	—	150.0	695.0	—
Interest obligations(1)	—	59.1	10.2	26.6	21.4	0.9
Purchase and other obligations(2)	—	620.7	517.1	88.8	12.4	2.4
Lease obligations	105.9	131.1	20.0	28.3	24.1	58.7
Total contractual obligations	1,390.3	2,095.3	986.7	293.7	752.9	62.0

(1) Interest obligations include expected interest payments on long-term debt as at April 3, 2022 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at April 3, 2022 to the currently established maturity dates.

(2) Purchase and other obligations includes commitments to purchase raw materials and equipment, as well as minimum royalty obligations and other contractual commitments.

As disclosed in note 24 to our fiscal 2021 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of our subsidiaries do not perform their contractual obligations. As at April 3, 2022, the maximum potential liability under these guarantees was $152 million, of which $15 million was for surety bonds and $137 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at April 3, 2022, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loans and unsecured notes. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2022.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at April 30, 2022, there were 186,771,703 common shares issued and outstanding along with 3,181,527 stock options and 49,398 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

8.6 Declaration of dividend

On May 4, 2022, the Board of Directors declared cash dividend of $0.169 per share for an expected aggregate payment of $32 million which will be paid on June 20, 2022 on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on May 26, 2022. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

QUARTERLY REPORT - Q1 2022 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.7 Normal course issuer bid (NCIB)

On August 4, 2021, the Company received Board and Toronto Stock Exchange (TSX) approval for the reinstatement of its normal course issuer bid to purchase for cancellation a maximum of 9,926,177 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2021 (the reference date for the NCIB). The Company was authorized to make purchases under the normal course issuer bid during the period from August 9, 2021 to August 8, 2022 in accordance with the requirements of the TSX. Purchases could be made by means of open market transactions on both the TSX and the New York Stock Exchange ("NYSE"), or alternative trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities, and block purchases of common shares.

On February 22, 2022, the Company received approval from the Toronto Stock Exchange (TSX) to amend its current NCIB, which commenced on August 9, 2021, in order to increase the maximum number of common shares that may be repurchased from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021. No other terms of the NCIB have been amended.

During the three months ended April 3, 2022, the Company repurchased for cancellation a total of 5,134,613 common shares under its NCIB program for a total cost of $201 million, of which $5 million was charged to share capital and the balance was charged to retained earnings.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

References related to management’s expectations may be found in the Company's earnings press release dated February 23, 2022 under "Gildan Sustainable Growth Strategy", as well as the Company's press release of May 4, 2022 under the section entitled “Current Market Environment”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 26 of the audited annual consolidated financial statements for the year ended January 2, 2022 for additional details, and for more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2022.

QUARTERLY REPORT - Q1 2022 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2021 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Determination of cash-generating units (CGUs)
•	Income taxes

12.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:

•	Allowance for expected credit losses
•	Inventory valuation
•	Business combinations
•	Recoverability and impairment of non-financial assets
•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our fiscal 2021 audited consolidated financial statements.

QUARTERLY REPORT - Q1 2022 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2022 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three months ended April 3, 2022 as those disclosed in note 3 of its most recent audited annual consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied

Amendments to IAS 1, Presentation of Financial Statements

On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–	Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–	Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 8, Definition of Accounting Estimates

In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction

On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

QUARTERLY REPORT - Q1 2022 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

Changes in internal controls and procedures

There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on January 3, 2022 and ended on April 3, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitation on scope of design

The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Frontier Yarns Inc ("Frontier Yarns'), which was acquired on December 10, 2021. Frontier Yarns accounted for approximately $51 million of current assets, $187 million of non-current assets, $34 million of current liabilities and $45 million of non-current liabilities, in the Company's interim consolidated statement of financial position as at April 3, 2022.

15.0 RISK AND UNCERTAINTIES

In note 26 of our 2021 audited annual consolidated financial statements and in our 2021 annual MD&A under the section “Risk and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2021 Annual MD&A include:

•	Our ability to implement our growth strategies and plans
•	Our ability to compete effectively
•	Our ability to integrate acquisitions
•	We may be negatively impacted by changes in general economic and financial conditions
•	We rely on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•	We rely on key suppliers
•	We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
•	Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•	We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental and health and safety regulations
•	Global climate change could have an adverse impact on our business
•	Compliance with product safety regulations
•	We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•	We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
•	Our ability to protect our intellectual property rights
•	We rely significantly on our information systems for our business operations
•	We may be negatively impacted by data security breaches or data privacy violations
•	We depend on key management and our ability to attract and/or retain key personnel

QUARTERLY REPORT - Q1 2022 P.28

MANAGEMENT'S DISCUSSION AND ANALYSIS

16.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP financial measures, as well as non-GAAP ratios, to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios

In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted operating income, adjusted gross profit, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted operating margin, and adjusted gross margin. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial performance and financial condition. Excluding these items does not imply they are necessarily non-recurring. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

Certain adjustments to non-GAAP measures

As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recovery)

Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related recovery was $2.8 million (2021 - $1.5 million in costs) for the three months ended April 3, 2022. Subsection 5.4.5 entitled “Restructuring and acquisition-related (recovery) costs” in this MD&A contains a detailed discussion of these costs.

Net insurance losses (gains)

Net insurance gains of $0.3 million (2021 - $6.2 million) for the three months ended April 3, 2022, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gains reflected costs of $4.4 million (2021 - $24.3 million) (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $4.7 million (2021 - $30.5 million) during the first quarter of fiscal 2022. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

QUARTERLY REPORT - Q1 2022 P.29

MANAGEMENT'S DISCUSSION AND ANALYSIS

Impact of strategic product line initiatives

In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in Q4 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The gains and charges related to this initiative for three months ended April 3, 2022 and April 4, 2021, were as follows:

•	The three months ended April 3, 2022 includes $1 million of gains included in cost of sales, related to the reversal of a reserve relating to Company's strategic initiatives to significantly reduce its product line stock-keeping unit (SKU) counts.
•	The three months ended April 4, 2021 includes $1.2 million of charges included in cost of sales, related to the Company’s strategic initiatives to significantly reduce its product line SKU counts.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended
(in $ millions, except per share amounts)	Apr 3, 2022	Apr 4, 2021

Net earnings	146.4	98.5
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5
Impact of strategic product line initiatives	(1.0)	1.2
Net insurance gains	(0.3)	(6.2)
Income tax expense relating to the above-noted adjustments	2.0	—
Adjusted net earnings	144.3	95.0

Basic EPS	0.77	0.50
Diluted EPS	0.77	0.50
Adjusted diluted EPS(1)	0.76	0.48

(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2022 P.30

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted gross profit and adjusted gross margin

Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended
(in $ millions, or otherwise indicated)	Apr 3, 2022	Apr 4, 2021

Gross profit	240.4	188.5
Adjustment for:
Impact of strategic product line initiatives	(1.0)	1.2
Net insurance gains	(0.3)	(6.2)
Adjusted gross profit	239.1	183.5
Gross margin	31.0%	32.0%
Adjusted gross margin(1)	30.9%	31.1%

(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin

Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

QUARTERLY REPORT - Q1 2022 P.31

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended
(in $ millions, or otherwise indicated)	Apr 3, 2022	Apr 4, 2021

Operating income	162.2	113.8
Adjustment for:
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5
Impact of strategic product line initiatives	(1.0)	1.2
Net insurance gains	(0.3)	(6.2)
Adjusted operating income	158.1	110.3
Operating margin	20.9%	19.3%
Adjusted operating margin(1)	20.4%	18.7%

(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments. The sales return allowance was nil for both periods.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended
(in $ millions)	Apr 3, 2022	Apr 4, 2021

Net earnings	146.4	98.5
Restructuring and acquisition-related (recovery) costs	(2.8)	1.5
Impact of strategic product line initiatives	(1.0)	1.2
Net insurance gains	(0.3)	(6.2)
Depreciation and amortization	33.5	35.6
Financial expenses, net	7.0	10.8
Income tax expense	8.8	4.4
Adjusted EBITDA	191.6	145.8

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2022 P.32

MANAGEMENT'S DISCUSSION AND ANALYSIS

Free cash flow

Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended
(in $ millions)	Apr 3, 2022	Apr 4, 2021

Cash flows (used in) from operating activities	(51.5)	20.6
Cash flows (used in) from investing activities	(34.0)	17.0
Adjustment for:
Business acquisitions	—	—
Free cash flow	(85.5)	37.6

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Total debt and net debt

Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators of the financial leverage of the Company. The Company believes that certain investors and analysts use the total debt and net debt to measure the financial leverage of the Company. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Apr 3, 2022	Jan 2, 2022

Long-term debt	845.0	600.0
Bank indebtedness	—	—
Lease obligations	105.9	109.1
Total debt	950.9	709.1
Cash and cash equivalents	(121.6)	(179.2)
Net debt	829.3	529.9

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2022 P.33

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net debt leverage ratio

The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Apr 3, 2022	Jan 2, 2022

Adjusted EBITDA for the trailing twelve months	772.6	726.8
Adjustment for:
Business acquisitions	18.5	22.8
Pro-forma adjusted EBITDA for the trailing twelve months	791.1	749.6
Net debt	829.3	529.9
Net debt leverage ratio(1)	1.0	0.7

(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.2 at April 3, 2022. Refer to section 8.2 of this MD&A.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Working capital

Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the liquidity and financial position of the Company. This measure is not necessarily comparable to similarly titled measures used by other public companies.

(in $ millions)	Apr 3, 2022	Jan 2, 2022

Cash and cash equivalents	121.6	179.2
Trade accounts receivable	460.7	330.0
Inventories	889.5	774.4
Prepaid expenses, deposits and other current assets	181.7	163.7
Accounts payable and accrued liabilities	(439.4)	(440.4)
Current portion of lease obligations	(14.6)	(15.3)
Income taxes payable	(11.2)	(7.9)
Dividends payable	(32.0)	—
Working capital	1,156.3	983.7

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2022 P.34